EIGER TO MAINTAIN STAKE IN RACINO ROYALE

Toronto, January 10, 2008 - Eiger Technology (TSX: AXA, OTCBB: ETIFF) ("Eiger") today announced that it has revised its agreement with Foundation Venture Leasing  Inc. (“FVLI”) regarding its sale of shares in Racino Royale Inc. (“Racino”). Racino is a development stage entity positioned to invest in gaming opportunities.

An amended and restated purchase agreement dated as of January 8, 2008 and accompanying option agreement dated January 8, 2008 call for Eiger to sell 2,620,000 shares of Racino to FVLI for gross proceeds of $131,000 and to grant FVLI an option to purchase an additional 2,620,000 shares at $0.05 per share until September 1, 2008, as opposed to 14,021,600 shares as originally contemplated. Post closing Eiger holds a 39% equity ownership position in Racino.

The revised agreement will enable Eiger to maintain a significant stake in Racino, which has entered into a non-binding Letter of Intent to acquire InterAmerican Gaming Corp (“InterAmerican”), a casino management company focused on the Latin American markets.

Mr. John Simmonds, CEO of Eiger stated, “We believe that InterAmerican Gaming is in an excellent position to capitalize on several significant market opportunities in the Latin American land-based gaming market. Through our stake in Racino, we are interested in assisting InterAmerican as it strives to realize on its broad portfolio of projects and establish itself as a significant mid-tier player in Latin America.”

The abovementioned transactions are subject to regulatory approvals.  The full text of the amended and restated purchase agreement and the option agreement are available on a material change report for Eiger filed on SEDAR.

Eiger Technology, Inc., headquartered in Toronto, Ontario, is a management company that is trades under the symbol AXA on the TSX Exchange and under the symbol ETIFF on the NASD Over-the-Counter-Bulletin-Board. For more information please call (416) 477-5656 or refer to www.sedar.com.

Racino Royale, Inc. is a development stage company that is quoted on the NASD Over-the-Counter-Bulletin-Board and trades under the symbol RCNR. The company recently entered into a non-binding Letter of Intent to acquire InterAmerican.

InterAmerican is a private casino management company focused on Latin America, combining experience in the Latin American gaming markets with specialization in implementing industry-leading technology, systems and marketing programs. It is currently pursuing acquisitions of existing operations as well as developing casino projects with large hotel and resort partners.

FVLI is part of the Foundation Markets group, a privately-held Toronto-based merchant/investment banking group, which raises capital for small- and mid-sized companies, advises and assists companies going public and specializes in cross-border, multi-jurisdictional transactions.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Jason Moretto
Eiger Technology, Inc.
Telephone: (416) 477-5656, Ext. 302, jmoretto@eigertechnology.com